UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Change of Company’s Name

On February 3, 2026, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), held an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”). At the Meeting, the shareholders voted on and approved (among other things) a proposal to change the Company’s name to “Enlivex Ltd.” or to such other name containing the word “Enlivex” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies. On February 10, 2026, the Registrar of Companies in Israel issued a Certificate of Change of Name effecting the Company’s name change to Enlivex Ltd. (the “Certificate”). A complete copy of the Certificate is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956 and File No. 333-292417), filed with the U.S. Securities and Exchange Commission.

Exhibit No.

99.1	Certificate of Change of Name, filed with the Registrar of Companies in Israel on February 10, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: February 23, 2026

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